Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Additional Information and Where to Find It

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below because it contains important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

The management of Viisage hosted a conference call with the investment community to discuss Viisage’s first quarter 2006 financial results at 5:00 p.m. ET on Monday, May 15, 2006.

Following is the final transcript of the First Quarter 2006 Conference Call.

CORPORATE PARTICIPANTS

Bernard Bailey

Viisage Technology, Inc.—President, CEO

Lisa Cradit

Financial Dynamics—IR

Brad Miller

Viisage Technology, Inc.—CFO

Bob LaPenta

Viisage Technology, Inc.—Chairman

CONFERENCE CALL PARTICIPANTS

Jeffrey Kessler

Lehman Brothers—Analyst

Amy Nam

J.P. Morgan—Analyst

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Noah Poponak

Thomas Weisel—Analyst

Jim Ricchiuti

Needham & Company—Analyst

Jay Meier

MJSK Equity Research—Analyst

Tim Quillin

Stephens, Incorporated—Analyst

Dan Palmer

Sanders Morris Harris—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the first-quarter 2006 Viisage Technology, Inc. earnings conference call. My name is Melanie, and I will be your coordinator for today. (Operator Instructions). As a reminder, this call is being recorded for replay purposes.

I would now like to turn the call over to Mr. Bernard Bailey, President and CEO. Please proceed, sir.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Thanks, Melanie. Good afternoon. Thank you for joining us to discuss the Viisage 2006 first-quarter results. I’m Bernard Bailey, President and CEO. With me today are Bob LaPenta, Chairman of the Viisage Board, and Brad Miller, the Viisage Chief Financial Officer. Today, we plan to provide you with an overview of our results, a status report on the progress of our business and an update on our progress with the Identix merger.

Before we start, however, I would like to turn the call over to Lisa Cradit of Financial Dynamics to review with you our Safe Harbor statement. Lisa?

Lisa Cradit —Financial Dynamics—IR

Good afternoon, everyone. Statements that representatives of Viisage make on this call that are not historical facts are accurate as of today, May 15, 2006, and may be considered forward-looking statements that involve risks and uncertainties, including reliance on public sector markets, the possibility of customer delays, the need for capital and competition. You should refer to our Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2005 under the heading “Certain Factors That May Affect Future Results” as well as our subsequent SEC filings for more information on the risk factors that could cause actual results to differ perhaps materially from our statements today.

Viisage undertakes no obligation to publicly release any revision to any forward-looking statement made today or otherwise update or supplement statements made on this call. In addition, on this call, we plan to discuss EBITDA — or earnings before interest, taxes, depreciation and amortization — a non-GAAP measure within the meaning of applicable SEC regulations. We believe that presenting EBITDA provides investors with meaningful information about operating performance.

I will now turn the call back over to Bernard. Bernard?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Thank you, Lisa. Momentarily, Brad Miller will provide the specific details surrounding our financial results. But first, I would like to take a few minutes to discuss some of our first-quarter operational results in the context of our strategy and the larger business opportunity.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

The first quarter of 2006 was most significant with respect to the evolution of our Company. In early January, we announced our merger with Identix and quickly followed that with the acquisition of SecuriMetrics. These events clearly demonstrated our commitment to enhancing and growing our biometric platform as an important component in providing true end-to-end solutions for protecting and securing personal identities and assets.

Just as importantly, this quarter, we continued to demonstrate our ability to execute on our strategic vision. With record revenues of 23.4 million, we were able to exceed our quarterly commitments. At the same time, we also effectively managed our operating expenses to continue to improve our bottom-line results. By leveraging our overhead structure across a broader base, we were able to reduce total operating expenses to 33.5% of revenues, lower than at any other time in our recent history.

Three years ago, we laid out a vision that called for a diversified portfolio of offerings and customers. I am proud to say that we continue to move closer and closer to that vision. In looking at our revenue mix, we now see that our drivers’ license business, while providing a robust $8 million in first-quarter revenues, represents only about 30% of our total revenues as compared to almost 85% three years ago — of course, on a much smaller base at that time.

In the quarter, we continue to see momentum in almost all areas of our business. In passports, here in the US, we extended our original contract with the Department of State, adding an additional $56 million to our original $65 million five-year contract, making the total potential contract value now at $121 million.

Internationally, in the area of ePassports, the Ministry of Justice and Ecclesiastical Affairs of Iceland selected Viisage to gather the multi-biometric data required to issue new electronic passports. We were also selected to provide ePassport and other services to SERPRO, the federal agency in Brazil. Viisage solutions will be deployed there to ensure the authenticity and accuracy of information, including in ePassports, eVisas, drivers’ licenses, and ID cards at all airports, seaports and land-crossing borders throughout Brazil. This significant contract marks the first industry deployment of a Smart Chip reader. The contract itself allows us the ability to add on technologies and to thereby increase the original contract value over its life.

Another important existing customer, the government of Australia, selected our document authentication solution to be deployed throughout their embassies across the world — further endorsement of the value they have been realizing from our solutions.

Looking ahead, we are excited about the contract opportunities we’re seeing here in the US as well as the rest of the world. It is becoming more and more clear that key programs, such as US-VISIT, TWIC, ePassport, HSPD-12 and REAL ID are beginning to see increased momentum in their procurement activities — procurement activities, which we are uniquely positioned to both win and deliver.

With that, I would now like to turn the call over to our CFO, Brad Miller, who will provide some more detail on our quarterly financial performance. Brad?

Brad Miller —Viisage Technology, Inc.—CFO

Thank you, Bernard. In the first quarter, we recognized revenue of $23.4 million, exceeding our previously-provided revenue guidance for the first quarter of 20 to $22 million. This represents a 39% increase over revenues of $16.8 million in the prior-year period and a 56% increase over revenues of $15 million in the fourth quarter of 2005. Revenues for the first quarter included $5.6 million from IBT, which we acquired in December, and $800,000 from SecuriMetrics, which we acquired in February for $30 million in an all-cash deal.

Our largest customers for the quarter were the Department of State, which represented 18% of total revenue, and Pennsylvania Department of Transportation, or PennDOT, which represented 6% of total revenue; each of which are long-time customers of Viisage. Revenues under the TSA HAZMAT contract, an IBT customer, contributed 18% of revenue as well. Revenues outside North America in the first quarter doubled to $2 million compared to $1 million in the first quarter last year and $800,000 in the fourth quarter 2005. We previously announced the relationship we have with Bull Brazil, which was a significant contributor to our revenues outside the US in the first quarter this year.

Turning to the breakout of product and service revenue, product revenue for the quarter was $8.2 million or 35% of total revenue compared to $6.7 million in the first quarter 2005 and $4.9 million in the fourth quarter 2005. Service revenue for the quarter was $15.2 million or 65% of total revenue compared to $10.1 million in the first quarter last year and $10 million in the fourth quarter 2005. The IBT revenue is all classified in service revenues, and the SecuriMetrics revenue is all classified in product revenues.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Beginning with the third quarter of 2005, we started breaking out the amortization expense effects in our P&L to provide improved transparency into our underlying performance at both the gross and operating margin levels. In addition, in the first quarter of 2006, we adopted FAS 123R, which requires that we recognize expense for stock options, which were unvested as of the beginning of 2006 as well as newly-issued stock options during the quarter. Viisage has adopted the modified prospective method to account for stock option expense. As a result, the first quarter of 2006 is the first time such expense is recognized on the face of the income statement.

GAAP gross margin for the quarter was 27%, which includes non-cash charges for amortization and stock-based compensation expense. GAAP gross margin was 32% in the same quarter last year and 21% in the fourth quarter 2005. Excluding amortization and stock-based compensation expenses from the cost of revenue, gross margin was 36% for the first quarter compared to 39% in Q1 2005 and 29% in the fourth quarter last year. The sequential gross margin increase reflects reduced royalty expense rates experienced early in the year and higher seasonal card volumes in our drivers’ license business. The decline relative to the prior year is a result of the lower gross margin business at IBT, which was included for a full quarter for the first time. In addition, to conform to the GAAP presentation, we will report prospectively we reclassified $359,000 of amortization in Q1 ‘05, related to developed technology from OpEx to COGS. The reclassification is reflected in the GAAP gross margin percentages mentioned previously. There was no change to operating income or EBITDA in any period as a result of this reclassification.

Gross operating expenses were $8.7 million in the first quarter of 2006 and included $575,000 of stock-based compensation compared to $6.8 million in the first quarter of the prior year. Excluding the effects of stock-based compensation and amortization expense, operating expenses for the first quarter were $8.0 million compared to $6.6 million in the first quarter of last year, primarily due to the recent acquisitions of IBT and SecuriMetrics. Total operating expenses were $6.4 million in the fourth quarter 2005. Excluding the effects of IBT and SecuriMetrics, the cash operating expenses of the historical Viisage business were flat relative to the first quarter of the prior year at $6.6 million.

We reported a GAAP operating loss of $2.3 million compared to $1.4 million in the first quarter of ‘05 and $2.9 million in the fourth quarter last year. Bringing this all together, the GAAP net loss for the quarter was $2.2 million or $0.07 per share diluted share, including stock option expense of $0.02 per diluted share. This is ahead of our previously-provided guidance for GAAP EPS loss of $0.10 to $0.14 per share. The GAAP net loss for the prior-year period was $1.6 million or $0.09 per diluted share and for the fourth quarter of ‘05 was $3.0 million or $0.14 per diluted share. Our weighted average as well as ending share count was approximately 29 million shares for the first quarter 2006 and reflected a full quarter for the shares issued in the fourth quarter of 2005 relative to the L-1 financing and the IBT acquisition.

Depreciation and amortization for the quarter were each approximately $2 million. EBITDA was $2.5 million in the first quarter, up from $1.6 million in the same quarter last year and $400,000 in the fourth quarter 2005, and reflects our continued focus on generating reliable positive cash flows through margin improvement and aggressive management of operating expenses. Cash flow generated from operations was $3.7 million, and capital expenditures for the quarter were $1.2 million. Cash at the end of the first quarter 2006 was $46.4 million compared to $72.4 million at the end of the fourth quarter 2005. As a reminder, net of $2 million of cash acquired, we paid $28.4 million for the SecuriMetrics acquisition.

Backlog at the end of the first quarter 2006 was $182 million compared to $141 million at the end of the fourth quarter 2005. Backlog includes IBT and SecuriMetrics’ long-term contract of $33 million at the end of the first quarter. Significant increase in backlog for the quarter is the result of the extension of the Department of State contract that we announced in the first quarter and is indicative of the strong long-term relationship we have with our largest customer.

Now, I would like to turn the call back over to Bernard.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Thank you, Brad. I think you can see that our Company continues to enjoy improved financial performance across almost every financial metric. At the same time, we are very encouraged with the way our customers are embracing our strategy and solutions. The $56 million contract extension with the State Department is a perfect example of the competence that customers are showing in Viisage.

But wait, there’s more. Today, I am very excited and proud to announce that just this afternoon, Viisage received an award for the digital drivers’ license and identity card system from the State of Pennsylvania, valued at just over $45 million. This extension of just over seven years further validates Viisage’s continuing partnership with the Pennsylvania Department of Transportation as their identity solutions provider. Having started the year by beating our financial expectations coupled with over $100 million already in awards from just the Department of State as well as the Pennsylvania Department of Transportation, we remain excited about our future prospects.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Now, I would like to turn the call over to our Chairman and prospective CEO and President, Bob LaPenta, who will share with you an update on the Identix merger as well as his vision for our Company moving forward. Bob?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Thanks, Bernard. Good afternoon, everyone. Thanks for calling in. I know it’s a little late. We would like to take you through where we stand now on the integration — the proposed merger with Identix — and also talk a little bit about our financials and the status of the 10-Q. As you read in our press release, these financials and the numbers are currently being reviewed by Deloitte. We all read earlier on the quarter that BDO resigned from the account. I would like to reiterate that their resignation had nothing to do with any accounting issues or problems. Strictly a — as they put it, they had a resource issue. They could not — they felt that looking at this new combined company going forward, they could not appropriately service it with the officers that they had and the manpower that they were able to contribute to auditing our financials.

We brought Deloitte on. Unfortunately, they came on a little later than we had hoped to get them on. And that frankly caused us a delay in getting them on board to review the quarterly financials and frankly to review and finalize the 10-Q. As we all know, the Q in order to be compliant has to be reviewed by the accountants in order to be compliant with the NASDAQ requirements. The good news is that they have just about completed — I would say they are 98% complete with their numbers for the quarter. There were no adjustments. I know there were a lot of rumors out there about accounting issues and problems and SEC issues. I would like to definitively state that there are no accounting issues and no accounting problems. So, if there are any issues with that, we can talk about it some more.

The 10-Q is complete. It’s being reviewed by Deloitte’s concurring partner. It’s been through their national office, and we expect to file the Q on Wednesday. So, that should be the end of the accounting things. We are very happy that Deloitte has chosen Viisage, and we now have a top-flight firm that will work with us and be our independent accountant as we continue moving forward to build this industry-leading organization.

The status of the Identix merger, I can only say I am probably more excited about it now than when we announced the deal about 1.5 months ago. As you read or are aware, we filed our S-4. We responded to the first round of comments by the SEC. We received the second round. We will be responding to the second round this week. Hopefully, we can get their response within a week to 10 days after that. We are still hoping to be able to get an effective S-4 by the end of May; that could be tight. And again, I think it was the BDO’s audit delay that caused this process to push out a little bit further than we wanted. But, we are still targeting possibly the end of the second quarter or early third quarter for the completion of the acquisition.

We had an integration meeting last week with all of the management teams of the respective companies. I can only tell you — and I think Bernard would back up my comments here — that it was a very, very impressive meeting. The companies are working extremely well together. We are coordinating our marketing. We are coordinating our production efforts. We are rationalizing our facilities in Washington, and we are excited about the potential of this new organization. You may recall that in providing pro forma guidance when we announced the acquisition, we talked about synergies. And we talked about the fact that we thought we would be able to garner or realize about $20 million of synergies from the combined entity. As of last Wednesday, we have identified and are preparing to implement about 17 or $18 million.

So, I think at this point in the process, we’ve made a lot of progress in identifying them, and they range from improvements at IBT and IIS because of the additional leverage we have. We’ve improved their profit potential by 3 to $4 million a year. They are performing extremely well, and we are excited about that integration. They have now become the number one credentialing company in the world, credentialing over 1 million people a year with over 200 sites around the country. This capability along with our superior performance on HAZPRINT with the HAZMAT contract gives us a lot of confidence and positioning on the TWIC program. We will talk about TWIC; I’m sure there are going to be a lot of questions — you know, what’s going on? Is it going to happen? I can only tell you that we are very encouraged about the program. We think it’s going to move on an accelerated schedule now. We have all read about the Rogers and the [Dayons] and the BearingPoint and all of those issues. I’m not going to spend a lot of time talking to you about where we are, other than to say, we think we’re very well-positioned on this program.

Confirming our strategy of putting together an end-to-end biometric identity solution power house, companies that ordinarily would be looking to prime this initiative are contacting us and asking to join our team in the TWIC effort. So, we’re very encouraged about TWIC, which ultimately when it is rolled out — and now they are talking about 750,000 port workers — the Coast Guard is joining the program. Merchant Marines are going to join the program. Ultimately, it’s going to go to all of the transportation workers. And then, there’s even a possibility that there will be an impact by all of this talk of the illegal immigrants. So, this is going to be a keystone program that participation on is one of our critical objectives looking forward into the second half of this year.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Getting back to the integration efforts, they are going extremely well. We have, as I mentioned, identified top-like cost of goods sold savings at IBT and IIS. We’ve identified SG&A servings, marketing servings, [IRAD] savings in the facial area. We’re going to be combining the legacy Viisage facial business with Identix when the transaction is completed. So, they are going to be reporting in through the Jim Moore and the Identix organization. On the IRAD line, we have identified savings of somewhere between 3 and $4 million without impacting any of our technological capability. It’s going to be a much more focused, capable engineering organization going forward.

You might recall also that I mentioned that we have completed large engineering efforts at Identix with the next-generation live scan products and the AFIS first-generation BioEngine 6, which was certified by NIST and classified in the top 3, and I’m sure there will be some questions on that. But, suffice it to say, our first submission at NIST, where many of our competitors have submitted 2, 3, 4, 5, and 6 version brought us into the top 3 within 0.2% of the leading contender here. So, we’re very excited about our capability, and we’re looking forward to booking our first AFIS opportunity in the not-too distant future.

So, to summarize, the acquisition is on track. There are no stumbling blocks. The Company is working together well. Tomorrow, we’re starting a marketing integration meeting in Washington. We are bringing all of the marketing people together in Washington in order to make sure that when we start our new company together on July 1st, we have a consistent marketing story and a great story to present to our customers going forward from day one.

A couple of other housekeeping issues. I know many of you have been wondering what the name of this new organization is going to be. We have a new name, and it’s going to be called L-1 Identity Solutions. We think it’s a good name. Most of our customers are already referring to the company as working with L-1 on this or working with the L-1 on that. So, we thought it was a natural name. We will retain as subsidiaries underneath the L-1 identity umbrella, Identix as an L-1 company and Viisage in a L-1 company and SecuriMetrics as an L-1 company. We’re looking at our listing alternatives. We are considering continuing on the NASDAQ or potentially moving over to the New York. We meet all of their requirements. We have reserved a great ticker symbol there, ID, and I think that basically says it all. So, we are valuating whether that is something that we want to do now, a little bit later or ever. So, that’s another thing we’re working on.

The Board is just about complete. I’m reserving any comments relative to its composition because there are a couple of other candidates that we are about to consider that I think would have strategic significance to our Board. So, we are going to wait another week or two to announce what the final Board configuration will be. Now, having said that, I would like to say that we will probably have a Board of about 12 members. It’s a much larger Board than we would like in this 240,$250 million company. And, over the next year or two, we would look to bring it down to a more manageable level. But, because of the Identix being a public company and Viisage, we had to give them adequate representation. I think it’s a good thing, but we’re going to work to get the Board down to a more manageable level over the next year or so.

Regarding our forward guidance, you saw the numbers. And I think we are proud that we are going to be at a run rate of a 240, $250 million company with EBITDA margins that I think are very, very respectable. We have had an opportunity now to dissect the numbers, to take out any opportunities that haven’t been identified or that we believe will slip. We haven’t put in any large opportunities, like TWIC or the US-VISIT program where we have a large opportunity; I think that will probably start in the second half or maybe the first half of next year. So, we’ve eliminated any home runs, any large foreign opportunities. We’re confident that these are numbers that we should be able to achieve.

So, with that, I think I will turn it back to Bernard, who may want to turn it back to you. Again, we are excited about the way things are going and look forward to the future.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Thank you, Bob. Well, great. I hope that gives you a pretty good idea of where we are and where we are headed. I think you can tell we’re pretty proud about what’s been accomplished but more importantly excited about where we are headed. With that, I’d really like to open the call up now to questions. So, Melanie, if you could queue up the first questions please?

QUESTION AND ANSWER

Operator

(Operator Instructions). Jeffrey Kessler, Lehman Brothers.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Jeffrey Kessler —Lehman Brothers—Analyst

A couple of questions here. First, congratulations, Bernard, on the good numbers. Firstly, I guess this question is directed at Bob. You’re not giving a definitive answer on who is coming on the Board. But, perhaps you might want to speak to of what you’re trying to fill, what types of experience you still need and you look at in composing the Board.

Bob LaPenta —Viisage Technology, Inc.—Chairman

We are looking at the Board now, and we want the Board to contribute in a meaningful way to the success of the company. If I identified a couple of areas that we were looking — you know, we’re interested in the CIA, and we have George Tenet. And we are interested in enhancing our international marketing capabilities. We have Bob Gelbard, who is the ex-ambassador to Indonesia on the Board. There are a couple of other agencies that we are looking at with particular interest. If I mention the names of the potential candidates, I think it would be a little premature. I am hoping that within two weeks, three weeks, we will end the suspense. But, they are — they are people that I would be delighted to have associated with the company, and they would make a very meaningful contribution to our efforts going forward.

Jeffrey Kessler —Lehman Brothers—Analyst

The second question — for a couple of reasons, maybe reasons that only some of the guys in the Yahoo! chatboards know, the stock has been coming — Viisage’s stock has been coming down over the last several weeks and along with it obviously the Identix stock. It’s come actually down to a price of probably close to 10% of — within 10% of where you bought in originally. I know your warrants are at 5.50. Is there any thought process of after you get out of the quiet period, is there any possibility of buying some more stock?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Well, you know, I wish I could have bought stock you know already. I think rightly so, I think the investment community — you know, aside from the fact that the techs have all been beaten up and we’ve just gone through the commodity craze and aluminum and titanium and gold and everything is great. So, techs are out of favor right now. That’s kind of the backdrop. I think —

Jeffrey Kessler —Lehman Brothers—Analyst

Cogen didn’t help you either.

Bob LaPenta —Viisage Technology, Inc.—Chairman

Cogen is not helping. You know, the fact that they have kind of clammed up and they are not providing guidance and their numbers have gone backwards this year, and you know frankly the investment community is saying, we’re tired of all the bullshit. You know? Show me the money. Show me somebody that can do what they say, earn the money, and let’s start seeing some of these programs. We’re just tired of it because they are affording rich valuations and I think it’s time for the industry to put up or shut up.

I’m hoping that our company who now — and I’ve got to tell you, the reaction not only of our customers but to our competitors has been overwhelming in endorsing what we have put together — says that we have all the right tools. I mean with SecuriMetrics and IBT, Viisage — every one of them is a leader. Identix — you read the chatboard — I read them every once in a while because every once in a while, I want to get a good laugh. But, you know, once in a while, there are serious comments in there. There have been a lot of rumors about the AFIS being inferior. Bologna. We are in the top 3.

When we come in with another refinement of BioEngine 6, it’s going to be great. They say that you know, we’re not PIV certified, and we submitted a piece of software that was rejected. Well, that was BioEngine 5. BioEngine 6 is going to go to NIST in about three weeks for the Minutiae Interoperability Exchange Test. And we’re very confident that we’re going to pass it. Within a couple of — within a month, we will be PIV certified.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

The chatboard says, well, Cross Match has a better US-VISIT solution in the 6 by 6 box for the 10-print. Well, we’re going to have one in about six weeks, and it’s going to be better than Cross Match’s. You know, sometimes the lack of information — you know, hey, what’s going on? There are accounting problems. BD — Simon quit; things are all screwed up. I can only tell you this. This is a long-term investment on our part. I think we have done a good job with Bernard, the Viisage Board, management, Identix. Everybody’s really contributed to what we have been able to do.

We’ve got to make sure that now our marketing structure is in place to be able to capitalize on the capability that we have. And, there’s no question; I’ve got to tell you. When you look at the international opportunities in Saudi Arabia, in Vietnam, even in the UK, in South America, the initiatives that are moving forward, there’s no question that they are there. Below the numbers at Viisage, iA has a lot of opportunities for document authentication in connection with the ePassport program when you look at their weekly reports and you could just see customers being added onto the list. The momentum is increasing.

So, TWIC is going to happen. I’m telling you it’s going to happen. And, HSPD-12 is going to happen; maybe it happens a little later. US-VISIT is happening. Accenture, who is the primer in that program, is going to be one of our team members on the TWIC program. So, I mean, you look at the team, the people that want to participate with us, and it’s pretty impressive.

So, do I want to buy more stock? You know, I would. We’ve got all of these — 16b and insider trading things. But, at the right time, you know, it certainly is something that I would consider.

Jeffrey Kessler —Lehman Brothers—Analyst

Okay, one final quick question. You’ve alluded to this already. But, putting TWIC and US-VISIT aside, getting to some of these perhaps smaller programs that actually have some chance of getting RFPs out more quickly, stuff like some of the Registered Traveler programs and maybe some of the foreign programs, would anybody on the call choose to identify what is perhaps in terms of what programs out — in your opinion — are most pregnant? Not just for you winning it but more importantly for us to see which programs are going to actually have RFPs out there, so we can start — if you want to call, we can start the betting game, if you want to call it that?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Well, let me say that there are RFPs out there. I think honestly, that even the industry and the experts don’t really understand what’s happening within this space. I mean, there are programs like NIDS, which is an initiative that is being administered or led by one of the agencies. It’s going to be a program with a database of over 500 million records. There are four teams that are bidding that program, and Viisage is on all four teams. There is the NGI program, which is going to be coming down the pipe very shortly, which is a next-generation IAFIS. We are well-positioned in that program. There are RFPs on the street now in Saudi Arabia with their — Bernard, this is their border program or is it their — it’s their national ID program?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

National ID.

Bob LaPenta —Viisage Technology, Inc.—Chairman

National ID program, where we’ve already been selected as the sub to [CSC]. The RT program frankly from day one when we looked at it, I think it’s a program that when it realizes some I think value proposition, could be a very exciting program. But, I have personally cooled a little bit toward it because I don’t know if the value proposition is there. I think, TSA is basically going to qualify a number of vendors. They are going to buy off of a qualified vendor list, and those vendors are going to have to then go out, install a network, and then try to enlist RT subscribers. Barring another event, my personal opinion is that travel has not become as onerous as it once was. You know, I travel, as most of you do, through most of the most difficult, crowded airports in the country. And barring traveling on a holiday weekend, you can get through the lines in 10 or 15 minutes. So, I’m not sure that the large value proposition is there.

Now, having said that, the airlines are interested in doing something. But it’s going to be an individual airport/airline initiative. So, what we’re kind of doing is trying to look at the airlines and the individual airports to see whether there is a partnership we can put together that makes economic sense. We don’t want to go out and spend 25, $30 million putting a network in and waiting to get subscribers.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Jeffrey Kessler —Lehman Brothers—Analyst

All right, great. Thanks a lot and good luck.

Operator

Amy Mann, J.P. Morgan.

Amy Nam —J.P. Morgan—Analyst

It’s Amy Nam for Paul Coster. My first question, Bob, are you still standing by your FY ‘06 EBITDA target of 43 million?

Bob LaPenta —Viisage Technology, Inc.—Chairman

What we’re talking about — when we talked about the EBITDA target was assuming that we put these companies together on January 1, if you go back now and take a look at what we did in the first quarter with the Identix and the Viisage releases, there is no question that Identix in the first quarter was a disappointment. And, I think their plan was to earn a couple of million dollars of EBITDA. Instead, they came in with a negative I think a 1.3. We really scrubbed the Identix numbers, and we’re confident that the forecast going forward is a very conservative forecast. If we now take the existing forecast, which we now are comfortable with, with Identix and Viisage, SecuriMetrics and IBT, we come to a pro forma number that is in about the 230 — 225 to $230 million range as far as revenue and an EBITDA number of about $35 million.

Amy Nam —J.P. Morgan—Analyst

Great, thank you. Brad, I had a couple of questions for you. First of all, was book-to-bill over 1 on a normalized basis this quarter? Meaning, excluding your acquisitions, was it over 1?

Brad Miller —Viisage Technology, Inc.—CFO

Right, well, book-to-bill is a little bit tricky here in that the bookings that go into backlog include the State Department awarded in the first quarter. And of course, that would by itself be north of 2. So, it’s typically not a measure that we look at directly.

Amy Nam —J.P. Morgan—Analyst

Okay, what is — of the backlog number that you have talked about today, what is the 12-month backlog amount?

Brad Miller —Viisage Technology, Inc.—CFO

Right, for the balance of this year, about $53 million will be coming out of backlog for the business as it is today. That of course does not include the Identix merger.

Amy Nam —J.P. Morgan—Analyst

Okay, and then, I guess my last question regarding backlog is, what percentage of your backlog originated in your drivers’ license business?

Brad Miller —Viisage Technology, Inc.—CFO

I don’t have that at my fingertips. I would be glad to get it for you.

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May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Operator

David Gremmels, Thomas Weisel.

Noah Poponak —Thomas Weisel—Analyst

This is actually Noah Poponak for David Gremmels. Specific to the quarter, you were guiding to 30% gross margins, and then you just gave us 27% GAAP and 36, excluding non-cash. Which was the guidance for and then why was it higher or lower?

Bob LaPenta —Viisage Technology, Inc.—Chairman

The guidance is to achieve 35% plus gross margins in the second half.

Noah Poponak —Thomas Weisel—Analyst

I’m talking about guidance from last quarter for the first quarter.

Bob LaPenta —Viisage Technology, Inc.—Chairman

Oh okay, fine.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes, the guidance there was to the GAAP number that we had, okay? So we came under a little bit more — some of it was some of the pressure we had in the IBT side, where margins were a little bit (multiple speakers) and the SecuriMetrics side, which we had the costs that came into the business. But, we did not have a large offset of revenue at this time. So, the margins were down considerably there.

But, we’re going to expect all of that obviously with the ramp-up with our outlook on SecuriMetrics, which we continue to stay very excited about. We gave that to you at about 15 million for the year. So, you can see the revenue outlook on that is going to be up considerably without any real demonstrable increases at all in the cost of goods sold. So, we can expect to see some real margin improvement. That’s why Bob is talking 35% at the second half of the year.

Noah Poponak —Thomas Weisel—Analyst

Okay, that makes sense.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

That’s also a basis too.

Noah Poponak —Thomas Weisel—Analyst

Okay, great. Then, also, with guidance from last quarter, I thought you were guiding to 1 million of stock comp expense and reported about 0.5 million. Anything there, any reason why that happened?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes, I will let Brad take that, since we’ve been going through that process here over the last couple of weeks. Brad, would you like to comment please?

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May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Brad Miller —Viisage Technology, Inc.—CFO

Sure. The number you heard me mention in my script, 575,000, was simply the amount in OpEx. In total, we had about 659,000. The $1 million of stock based that we had guided to was relying on some old year numbers we had at that time, looked at the way our projections at the time worked. The 659,000 we had for Q1 of course is an actual number that we are coming in with the actual options outstanding and current volatility and that sort of thing.

Noah Poponak —Thomas Weisel—Analyst

Okay and then, with regard to the — at the end of Bob’s comments there, the US-VISIT opportunity, and I think you mentioned it again after one of Jeff’s questions — could you just give a little more color on exactly what that opportunity is and if that’s related to the new Identix AFIS and maybe size or timeframe?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes, what Bob was really referring to on the US-VISIT opportunity was really relative to an opportunity we have been excited about now for a couple of quarters, in which we responded to the government’s request for upgrading all of the readers across all of the border points here in the country using our iA platform. So, we continue to be bullish on that and are excited about what that means for us. I will let Bob give a little more color on it.

Bob LaPenta —Viisage Technology, Inc.—Chairman

Right. And, the other part of that opportunity is the requirement now for 10-print. That is a large opportunity for Identix, which I think will be competed and awarded sometime in the first quarter of ‘07.

Noah Poponak —Thomas Weisel—Analyst

Okay. That’s all I had. Thanks a lot.

Operator

Jim Ricchiuti, Needham & Company.

Jim Ricchiuti —Needham & Company—Analyst

I was just wondering if you could comment on the opportunities you see in the commercial market for iA. You’ve had some success with ABN clearly, and I wonder if you could just talk a little bit about what else you see out there.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

This is Bernard. There are a couple of things that we continue to be very, very excited about. Obviously, you mentioned ABN AMRO. We mentioned in our press release that we really got that rollout moving here in the first half of this year in the first quarter of this year, so great momentum in that. They have done now over 5 million different document verifications on it. So, they are very excited about it. We see potential of expanding that rollout with them for one thing. Secondly, you know as a first mover in that space, we now are starting to see a lot of momentum start to build as they are a reference for us in the financial services sector. So, we continue to see a lot of support there. Interestingly, we are also seeing this migrate now into our gaming and transportation businesses, where there is a lot of excitement there to use it in the same type of thing, to validate documents and the authenticity of that. So, lots of momentum in a lot of different areas there that we continue to see. We’re hopeful that that momentum will translate into revenues as we go later into the year.

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May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Jim Ricchiuti —Needham & Company—Analyst

So, Bernard, you think you see that converting into bookings perhaps in the second half?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes, we’ve got a pipeline of opportunities that we have been pursuing that we think can certainly convert here in the second half of the year.

Jim Ricchiuti —Needham & Company—Analyst

Okay, and I wonder if you could just talk to the significance of the order you just mentioned in the call with Pennsylvania Department of Transportation, how you see that potentially leading to business with some other states? Do you see this as a model that other states are going to be adopting?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes, actually, there is a lot of stuff that’s really exciting about that Pennsylvania opportunity. The first one is the fact that Pennsylvania was a tough customer that we got into about six years ago. They really helped us to be a much better company in terms of our developing our solution, and they were very involved with us in helping to develop a lot of our REAL ID requirements and solutions. So, we’ve been able to embed a lot of that into this. In addition to that, they play an important part here in expanding their whole capability from a biometric engagement standpoint. So, an important part of this solution is also engaging the biometrics and facial recognition specifically as part of the solution.

So, we are pretty excited about the way that they really embraced our total end-to-end solution capability. Of course, today, Identix is a major player in that state from the fingerprint standpoint. So, it just really further solidifies our position within the state going forward around the whole identity partnership. Now, having said that, we think that’s important going forward because Pennsylvania has always been a state that’s been at the vanguard relative to initiating advanced processes and procedures. Betty Serian there — their director — has done an outstanding job, formally the President of AAMVA and really providing leadership in this whole REAL ID space. So, we think that’s a real validation of our positioning and it will certainly have the opportunity for bleeding to lots of other states as we go forward. But, we just have to continue to work and work hard to make that translate into revenue for us.

Jim Ricchiuti —Needham & Company—Analyst

Then lastly, I wonder if you could just give — and you may have touched on this already — but just an update on what you see out there for HSPD-12 and the timeline around that.

Bob LaPenta —Viisage Technology, Inc.—Chairman

Well, HSPD-12 is an initiative that has been legislated to become effective I believe in October of ‘06. And, from what we’ve seen relative to the standards and the ability of industry as well as the government to respond and put all of these systems in place, I believe that that program is going to slip. Whether it slips for three months or six months, I think really doesn’t matter because it’s going to happen. Whether it happens as a separate program, where each of the government agencies do their own credentialing — and by the way, I think HSPD-12 represents another big opportunity for IBT and IIS because we can do the credentialing and the background checks a lot cheaper than even the industries can — the individual customers can on their own.

So, we believe that that is going to create another big credentialing opportunity down the road, not only for our live scan devices out of Identix but also for the iA product out of Viisage and the credentialing capability out of IBT and IIS. So, I think the program is going to slip. I think the government is a little disorganized in how they are going to coordinate this whole effort. But, it’s definitely going to happen, and it’s going to happen within six months.

Operator

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Jay Meier, MJSK Equity Research.

Jay Meier —MJSK Equity Research—Analyst

Brad, I missed the backlog number. Could you repeat that quickly?

Brad Miller —Viisage Technology, Inc.—CFO

Yes, it’s $182 million at the end of Q1. About 30% of that is for the drivers’ license business.

Jay Meier —MJSK Equity Research—Analyst

Very good. And as far as the Brazil opportunity, was that an imaging automation customer before this contract award?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

No, that was an award that we won as a new contract going forward. We had a presence in Brazil, but this was a different agency and different application.

Operator

Tim Quillin, Stephens, Incorporated.

Tim Quillin —Stephens, Incorporated—Analyst

Do you have any help on guidance for the second quarter?

Bob LaPenta —Viisage Technology, Inc.—Chairman

We thought about providing guidance for the second quarter. The problem is, we’re hoping to complete this transaction in the second quarter. And, if we do, there are going to be adjustments that reflect severance, adjustments that are going to reflect looking at some of the intangibles, specifically with respect to ZN. You know, we’re going to get into an issue of what are the real numbers? What are the — so we reserve providing that guidance. The Viisage numbers will be higher than they were this quarter, both on the top line and the bottom line. And, the Identix numbers will be better than they were last quarter on both the top line and bottom line.

Tim Quillin —Stephens, Incorporated—Analyst

Okay, that’s somewhat helpful. Can you give us a sense of how IBT and SecuriMetrics are going to ramp up? How that will look throughout the year?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Well, there’s — we keep talking about TWIC. But, the synergies between those two companies are really extraordinary. What we have been able to do is take a look at both of the models. As you know, the IIS model was essentially an in-house model — everything done in-house. And, the IBT model was a subcontract model. We were able to take those two companies and create a map of where all the credentialing enrollment sites were and show that we have — we have a network that comprises almost the entire country. What we then did was went back to our subcontractors and had them bid efforts that were being done in-house. We were able then against that stocking loss to decide whether we wanted to keep the effort in-house or increase our subcontract work. Between those two efforts, we’ve identified somewhere between 3 and $4 million of cost of goods sold savings.

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May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Now, IBT is — that’s going to do a couple of things. Number one, it’s instantly on the existing business base, which on the top line is about $45 million, maybe a little less than 50 million. We’re going to make another 3 or $4 million, which is a good thing. It’s also going to help us win new business and expand our marketing. And, IBT is working very closely with the non-participating states on HAZPRINT. They are also working with the Departments of Education in the states in recruiting cities and counties to allow us to do the credentialing that is required by people that both in the education and in the contractors that go on school property. They are making progress in the nursing world. They are making progress in the insurance world, where insurance agents now have to have a background check.

So, there’s a big opportunity and I may have said this before and you may remember, but I will say it again. I think when the whole thing plays out, I think one of the biggest, most successful businesses we’re going to have in this space is credentialing.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Then so, I am taking that and kind of looking that from a ramp-up standpoint. From the IBT standpoint, as Brad told you, we did about 5.5 million this quarter. That is going to ramp up somewhat. But, in addition to that, what’s going to happen is a lot of these programs Bob just talked about are going to kick in in the second half, and that’s why we’re still confident with that 30 to $35 million revenue outlook for IBT for the full year.

When you go to SecuriMetrics then — the second part — then SecuriMetrics, we had revenues of about 800,000. We’re not going to see a tremendous amount greater than that here in the second quarter. However, what we are going to do is see in the second half is we’ve been excited about is the HIIDE product, which is the integrated, mobile biometric — tri-modal biometric face, iris and finger that comes together that has tremendous support within various agencies of the federal government. So, we see that again as a late third-quarter, fourth-quarter type of revenue kick in. And again, we continue to be very bullish on their $15 million outlook that we gave you previously when we acquired that company at that time. So, hopefully, that and Bob’s color around where the programs are gives you a sense of that.

Tim Quillin —Stephens, Incorporated—Analyst

No, that’s helpful. If I can kind of restate that or ask you this — are you saying that most of the ramp that you expect in those two businesses is not currently in backlog?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Well, the ramp at IBT, we are continuing to see a ramp in the HAZPRINT contract and in the work we’re doing in Florida on the insurance and the Department of Education. So, they are in backlog. What we’re talking about as far as the additional businesses is winning a new non-participating state and making progress in some of the other states with the Departments of Education and the like. But, we’re not looking for a large ramp-up at IBT beyond the business that is already in backlog. Brad mentioned that they did about 5.6 million. So, that’s about a $23 million run rate. We expect that to ramp up to the point, where they will get to about 33 to $35 million by the end of the year. So, they’ve got to increase their second-half run rate by about 3 to $4 million a quarter.

Tim Quillin —Stephens, Incorporated—Analyst

Okay, so 33 to 35 is a run rate by the end of the year.

Bob LaPenta —Viisage Technology, Inc.—Chairman

Yes, yes. And SecuriMetrics, as Bernard mentioned, there are two or three key orders that must occur in the second half. The funding is there; one of them is from an agency. It’s on the HIIDE product, which has completed development. And, the other one is an application follow-on business, where they have participated in this program over the past year or two. It is a program to provide similar devices to Iraq and Afghanistan.

Tim Quillin —Stephens, Incorporated—Analyst

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May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Okay, so that 15 million, you have a high degree of confidence in that?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Yes.

Tim Quillin —Stephens, Incorporated—Analyst

Just one last question on the adjusted EBITDA range of 23 to 27 million in the second half of the year. Can you tell us what the adjusted means — what exactly that includes and what it excludes?

Bob LaPenta —Viisage Technology, Inc.—Chairman

Yes, I think we are using the term adjusted just to reflect the fact that it’s post 123R.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Melanie, we can take one more caller if we have another one queued up.

Operator

Dan Palmer, Sanders Morris Harris.

Dan Palmer —Sanders Morris Harris—Analyst

Congratulations on a good quarter. Two questions — first of all, how many years is the Pennsylvania contract for?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

The extension is going to be about an additional seven years.

Dan Palmer —Sanders Morris Harris—Analyst

Okay, great. And also, can you elaborate a little bit on the border management solutions going forward?

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Well, the border management solutions going forward, specifically in what area?

Dan Palmer —Sanders Morris Harris—Analyst

Specifically, border entry, regarding what President Bush is going to be addressing tonight and how it will affect the Company.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Oh, okay, that’s what I thought you meant. Yes, —

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

Bob LaPenta —Viisage Technology, Inc.—Chairman

We are eager to hear how he is going to address that ourselves.

Dan Palmer —Sanders Morris Harris—Analyst

Well, I hope you had a few words with him.

Bob LaPenta —Viisage Technology, Inc.—Chairman

But, the opportunity is there. And again, you know, I think they’ve got to get their act together on the borders, and I think it’s in a little bit of — it’s just disorganized right now. But the areas that are going to need — where I think we can help in the border solution are in the document authentication and the portable — the IBIS solution that Identix has and the networking, you know, in the mobile identification, where peoples crossing the borders would be immediately able to take their fingerprints or their photo and match it against a database. So, we’re looking at it as an opportunity for document authentication, mobile biometrics, database, and some live scan units. But, again, until we see more details on how exactly this is going to happen, we are certainly not putting any money in our forecast for it.

Bernard Bailey —Viisage Technology, Inc.—President, CEO

Yes. And of course, that’s — a lot of the emphasis is on the South border. But, on the North border of course, we today are deployed in Canada at the Customs crossing agents — all of them. We have over 300 of our iA units in place there, certainly opportunities there to upgrade the technology that can go into place there. Being in the passport program, that’s one of the reasons with the North American initiative going on that we are seeing a ramp-up in our volumes. We are also very well-positioned we believe in the border-crossing card, however that ends up rolling out between the 120 million people or crossings that we see every year between Canada and the United States. So, we see a lot of different opportunities there that we think, again, we’re kind of uniquely-positioned to help play in. But we are going to have to wait and see what really rolls out of all of these things.

So, again, I want to thank all of you for taking the time to listen in. I know it was short notice today. I hope from Bob’s explanation, you can understand why now with what we’ve been going through. I cannot say enough for all the hard work that everybody has been doing and really helping to deliver a great first quarter here for all of our shareholders.

So, again, thank you very much for your time tonight. We look forward to chatting with you again. Goodnight.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

FINAL TRANSCRIPT

May. 15. 2006 / 5:00PM ET, VISG - Q1 2006 Viisage Technology, Inc. Earnings Conference Call

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